September 17, 2014

VIA EDGAR

John Ganley, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	BlackRock Resources & Commodites Strategy Trust (the “Fund”)

Dear Mr. Ganley:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Fund hereby requests acceleration of the Joint Proxy Statement/Prospectus on Form N-14 filed on August 5, 2014 (Nos. 333-197857 and
811-22501) so that it may become effective by 9:00 a.m., Washington, D.C. time, on Thursday, September 18, 2014, or as soon thereafter as reasonably practicable.

Very truly yours,

BlackRock Resources & Commodites Strategy Trust

By:	/s/ Janey Ahn
Name: Janey Ahn
Title: Secretary

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
500 BOYLSTON STREET BOSTON, MASSACHUSETTS 02116 __________ TEL: (617) 573-4800 FAX: (617) 573-4822 September 17, 2014

VIA EDGAR

John Ganley, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	BlackRock Resources & Commodities Strategy Trust N-14 Registration Statement

Dear Mr. Ganley:

We received your oral comments on September 8, 2014 to the Joint Proxy Statement/Prospectus on Form N-14 (“Joint Proxy Statement/Prospectus”) filed on August 5, 2014 (Nos. 333-197857 and 811-22501) (the “Registration Statement”) pursuant to the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 regarding the reorganizations (“Reorganizations”) of BlackRock Real Asset Equity Trust (“BCF”) and BlackRock EcoSolutions Investment Trust (“BQR”) into BlackRock Resources & Commodities Strategy Trust (“BCX”, and collectively with BCF and BQR, the “Funds”). BCX after the consummation of the Reorganizations is referred to herein as the Combined Fund.

The Funds have considered your comments, and have authorized us to make the responses and changes discussed below to the Joint Proxy Statement/Prospectus on the Funds’ behalf. These changes have been reflected in Pre-Effective Amendment No. 1 to the Registration Statement, which accompanies this letter. All changes were conformed throughout the Registration Statement, where applicable.

Securities and Exchange Commission

September 17, 2014

For ease of reference, we have included your comments below followed by our responses. All capitalized terms not defined herein are defined in the Registration Statement. All page numbers referenced in this letter are page numbers in the Registration Statement as filed on August 5, 2014.

Comments

Comment 1: Capitalization Tables on Pages 92-93.

Please update the information in the capitalization tables on pages 92-93 to reflect information as of a date that is within 30 days of the filing date of the Joint Proxy Statement/Prospectus.

Response:    The information in the capitalization tables has been updated to reflect information as of August 31, 2014.

Comment 2: Pro Forma Financial Statements on Page S-57.

Please reformat the information regarding the Funds’ portfolio managers on page 10 into a comparison table.

Response:    The following table has been added to the information regarding the Funds’ portfolio managers on page 10:

BCF	BQR	BCX

Poppy Allonby, CFA	Poppy Allonby, CFA	—
Robin Batchelor	Robin Batchelor	—
Kyle G. McClements, CFA	Kyle G. McClements, CFA	Kyle G. McClements, CFA
Christopher Accettella	Christopher Accettella	Christopher Accettella
Joshua Freedman, CFA	Joshua Freedman, CFA	Joshua Freedman, CFA
Alastair Bishop	Alastair Bishop	—
Olivia Markham, CFA	—	—
—	Desmond Cheung, CFA	Desmond Cheung
—	—	Thomas Holl, CFA

Securities and Exchange Commission

September 17, 2014

Comment 3: General Comment.

Please confirm whether any of the Funds will reposition its portfolio in connection with the Reorganizations either before or after the consummation of the Reorganizations.

We have been informed by BlackRock that none of the Funds currently intends to sell or reposition any of their respective assets before or after the consummation of the Reorganizations, except in the ordinary course of business.

Comment 4: General Comment.

Please ensure that BlackRock Cayman Resources & Commodities Strategy Fund, Ltd., the wholly-owned subsidiary of BCX (the “Subsidiary”), and its board of directors sign the Registration Statement.

Response:    We respectfully disagree that the Subsidiary should sign the Registration Statement. The Subsidiary is not conducting a public offering of its securities. Nor does the chief part of BCX’s business consist of the sale of its own securities and the purchase of securities of the Subsidiary, such that the Subsidiary is required to sign the registration statement pursuant to Rule 140 under the Securities Act. As disclosed in the Registration Statement, BCX invests in the Subsidiary to gain exposure to Commodity-Related Instruments. Investments in the Subsidiary are intended to provide BCX with exposure to commodities market returns within the limitations of the federal tax requirements that apply to BCX. BCX is permitted to invest up to 20% of its total assets in Commodity-Related Instruments. The 20% limit is the maximum amount the Fund may invest in the Subsidiary, not a required minimum. In fact, to date the Fund has not invested any assets in the Subsidiary, and the Subsidiary has not engaged in any portfolio activity since the commencement of the Fund. We are aware of no pronouncement by the Commission or its staff that an investment of as little as 20% of an issuer’s assets in a subsidiary causes the Subsidiary to be deemed to be engaged in a public offering of its securities under Rule 140. In fact, in the leading pronouncement on Rule 140, the Commission staff found that an issuer that was a pass-through entity could use up to 45% of the proceeds from an offering of its securities to purchase certificates issued by another issuer (the “Underlying Issuer”) and that such an arrangement would not be deemed to require the Underlying Issuer to be engaged in a distribution of its securities under Rule 140.1 In light of the foregoing analysis, the Subsidiary has not signed the registration statement.

Comment 5: General Comment.

1 FBC Conduit Trust I, 1987 SEC No-Act. LEXIS 2692 (Oct. 6, 1987).

Securities and Exchange Commission

September 17, 2014

Please provide an analysis on why BCX is the appropriate accounting and performance survivor.

Response:

In North American Security Trust (available August 5, 1994), the SEC staff set forth five attributes that it compares when determining the accounting and performance survivor in a business combination involving investment companies: the funds’ (1) investment advisers; (2) investment objectives, policies, and restrictions; (3) portfolio composition; (4) expense structures and expense ratios; and (5) asset size. An analysis of these five factors indicates that BCX was properly selected as the accounting survivor following the Reorganizations.

1.	First, we note that the Funds have the same investment adviser, BlackRock Advisors, LLC, (the “Investment Advisor”) and the same sub-advisor, BlackRock International, Ltd (collectively, the “Advisors”). The Combined Fund will be managed by the same team of investment professionals as BCX. Please see the table in response to Comment 2 for a comparison of the Funds’ portfolio managers.

2.	Second, the Combined Fund will continue to use the same investment objectives, policies and restrictions employed by BCX. BCX has more flexible investment policies that permit investments in all of the market segments represented by BCF and BQR and reflects how the Advisors intend to manage the Combined Fund going forward.

Please see below for a brief comparison of the investment objectives and investment policies of the Funds. For additional information, please see “Comparison of the Funds’ Investments” in the Joint Proxy Statement/Prospectus.

Comparison of Investment Objectives.

The Funds have similar (but not identical) investment objectives.

•	BCF’s investment objective seeks to provide total return through a combination of current income, current gains and long-term capital appreciation.

Securities and Exchange Commission

September 17, 2014

•	BQR’s investment objective seeks to provide total return through a combination of current income, current gains and long-term capital appreciation.

•	BCX’s primary investment objective is to seek high current income and current gains, with a secondary objective of capital appreciation.

Comparison of Investment Policies.

The Funds’ have similar (but not identical) investment policies, except with respect to certain differences summarized below.

•	Sector Concentration. Each Fund’s investments are concentrated in the commodities, natural resources, basic materials and/or energy sectors. However, each Fund may have different concentrations with respect to such sectors. BCX has a broader investment policy with respect to investments in the commodities and natural resources sectors permitting BCX to invest in broader segments of the commodities and natural resources sectors than BCF and BQR.

¡	BCF invests, under normal market conditions, at least 80% of its assets in equity securities of energy, natural resources and basic materials companies and equity derivatives with exposure to companies in the energy, natural resources and basic materials industries.

¡

BQR invests, under normal market conditions, at least 80% of its assets in equity securities issued by companies that are engaged in one or more of New Energy, Water Resources and Agriculture business segments. BQR considers (i) the “New Energy” business segment to include products, technologies and services connected to the efficient use of energy or to the provision or manufacture of alternative forms of energy (e.g., wind, solar and hydroelectric power), including renewable energy, energy infrastructure, energy generation and distribution and energy storage; (ii) the “Water Resources” business segment to include products, technologies and services connected to the provision of potable and non-potable water; the disinfection or desalination of water; the production, filtering, storage and distribution of water; water control; water surveys; water infrastructure; and the improvement of water quality; and (iii) the “Agriculture” business segment to include

Securities and Exchange Commission

September 17, 2014

products, technologies and services connected to agricultural biotechnology and bioengineering; biofuel production and distribution; farm land and forestry; agricultural commodities and food; agricultural infrastructure; farm and other agricultural equipment; fertilizer and other agriculture-related chemicals; and agricultural and food distribution.

¡	BCX invests, under normal market conditions, at least 80% of its total assets in equity securities issued by commodity or natural resources companies, derivatives with exposure to commodity or natural resources companies or investments in securities and derivatives linked to the underlying price movement of commodities or natural resources. BCX’s economic exposure to securities and derivatives linked to the underlying price movements of commodities or natural resources, including commodity-linked derivatives such as commodity-linked notes, commodity futures, forward contracts and swaps and other similar derivative instruments and investment vehicles that invest in commodities, natural resources or commodity-linked derivatives will not exceed 20% of its total assets. While permitted, BCX does not currently expect to invest in securities and derivatives linked to the underlying price movement of commodities or natural resources.

•	Option Writing Strategy. Each Fund employs a strategy of writing (selling) covered call and put options on common stocks.

•	Non-Investment Grade Debt Securities. BCF and BQR may each invest up to 10% of its total assets in debt securities rated below investment grade. BCX does not have such a 10% limitation in debt securities rated below investment grade.

3.

Third, the pro forma portfolio of the Combined Fund (assuming all of the proposed Reorganizations had occurred on April 30, 2014) will more closely resemble that of BCX as of April 30, 2014. As of April 30, 2014, approximately 27% of the portfolio securities held by BQR overlapped with BCX and approximately 31% of the portfolio securities of BCF overlapped with BCX. All of the assets currently held by BQR and BCF can be held by BCX under BCX’s current investment policies and restrictions. BCX has more flexible investment policies that permit investments in all of the market segments represented by BCF and BQR and reflects how the Advisors intend to manage the Combined Fund going forward.

Securities and Exchange Commission

September 17, 2014

4.	Fourth, the expense structure of the Combined Fund will be that of BCX (except for the reduction in the investment management fee as noted below). The total expense ratio of the Combined Fund is expected to be lower than the current total expense ratio of each Fund.

BCF pays the Investment Advisor a monthly fee at the annual rate of 1.20% of its average weekly net assets, and each of BQR and BCX pays the Investment Advisor a monthly fee at the annual rate of 1.20% of its respective average daily net assets. The Investment Advisor waives a portion of the investment management fee of each of BCF, BQR and BCX at an annual rate of 0.05%, 0.05% and 0.20%, respectively.

If any of the Reorganizations are consummated, the Investment Advisor will reduce the annual contractual investment management fee rate of the Combined Fund to 1.00% of the average daily net assets of the Combined Fund, which is lower than the contractual investment management fee rate of any individual Fund, lower than the current effective investment management fee rate of BCF and BQR, and the same as the current effective investment management fee rate of BCX. The Combined Fund will not be subject to a separate fee for administration services or benefit from any fee waivers.

For the fiscal year ended October 31, 2013, the Total Expense Ratios of BCF, BQR and BCX were 1.19%, 1.41% and 1.07%, respectively. For the 12-month period ended April 30, 2014, the Total Expense Ratios of BCF, BQR and BCX were 1.21%, 1.38% and 1.07%, respectively. “Total Expenses” means a Fund’s total annual operating expenses (including applicable fee waivers). “Total Expense Ratio” means a Fund’s Total Expenses expressed as a percentage of its average net assets attributable to its common shares.

The Funds estimate that the completion of all of the Reorganizations would result in a Total Expense Ratio for the Combined Fund of 1.06% on a historical and pro forma basis for the 12-month period ended April 30, 2014, representing a reduction in the Total Expense Ratio for the shareholders of BCF, BQR and BCX of 0.15%, 0.32% and 0.01%, respectively.

5.	Finally, BCX has the largest asset size of the Funds. As of August 31, 2014, BCX had approximately $654 million in net assets, BCF had approximately $609 million in net assets and BQR had approximately $118 million in net assets.

Securities and Exchange Commission

September 17, 2014

Very truly yours,

/s/ Thomas A. DeCapo

Thomas A. DeCapo

cc: George Ching